UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42951

WeShop Holdings Limited

Hawk House

22 The Esplanade

Jersey,

JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

S-8 Registration Statement

WeShop Holdings Limited (the “Company”) has 23,443,683 ordinary shares outstanding (consisting of 10,943,683 Class A ordinary shares (the “Class A Shares”) and 12,500,000 Class B ordinary shares (the “Class B Shares”)). The Class A Shares currently trade on the Nasdaq Capital Market under the ticker symbol “WSHP.” The Class B Shares are held by the WeShop Community Trust and convert on a one-for-one basis to Class A Shares upon transfer to holders of WePoints who elect to convert their WePoints. On December 5, 2025, the Company filed a registration statement on Form S-8 to, among other things, register the Company’s Class A Shares underlying 5,250,001 options to purchase one share per option at $9.64 per share. Of such options, 4,275,000 have vested. The remaining options vest upon the Company achieving certain market valuations of $5 billion and higher. The registration statement also registers Class A Shares underlying 1,100,399 outstanding options to purchase Class A Shares at one share per option which were issued under the WeShop Holdings Limited Employee Share Option Plan 2022. The weighted average exercise price of the options described herein is $8.96 per Class A Share.

Investor Presentation

On December 5, 2025, the Company made available an investor presentation. A copy of the presentation is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The investor presentation will be used by the Company from time to time at investor conferences and in meetings with investors and others beginning on December 5, 2025.

Financial Statements and Exhibtis

Exhibit Number	Description

99.1	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

By:	/s/ Johnny Hickling
Name:	Johnny Hickling
Title:	Chief Financial Officer

Date: December 5, 2025